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                          February 16, 2023

       Dr. Mihael Polymeropoulos
       President and Chief Executive Officer
       Vanda Pharmaceuticals Inc.
       2200 Pennsylvania Avenue NW, Suite 300E
       Washington, DC 20037

                                                        Re: Vanda
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 9,
2023
                                                            File No. 333-269654

       Dear Dr. Mihael Polymeropoulos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gregg A. Griner, Esq.